Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

December 12, 2018

VIA EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc.

Amendment No.1 to Preliminary Schedule 14C

Filed on November 29, 2018

File No. 000-28181

Dear Mr. Reynolds:

Oranco, Inc. (the “Company”, “Oranco,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2018 regarding Amendment No.1 to Preliminary Schedule 14C previously filed on November 29, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 2 to our Preliminary Schedule 14C is being submitted to accompany this Response Letter.

Preliminary Information Statement on Schedule 14C

General

1.	We note the disclosure identified on page 6 under the subheading Information Incorporated by Reference. It is unclear how you are eligible to incorporate such information by reference. Refer to Section (e)(1) of Item 14 of Schedule 14A and Item 17 of Form S-4. Please amend your information statement to include the information regarding the company being acquired directly in the information statement or advise us how you determined that you are eligible to incorporate such information by reference.

Response: In response to the Staff’s comment, the Company revised its Preliminary Schedule 14C to include the information regarding the Company being acquired directly in the information statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at +1 (212) 530-2206.

Very truly yours,

/s/ Peng Yang
Peng Yang President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC